File No. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications & Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

Date	26 April 2002
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, VP Communications & Investor Relations
No of pages (inclusive)	22

SCA

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release,"SCA Interim Report 1 January – 31 March 2002", which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Peter Nyquist

Margareta Hed
/ Margareta Hed

p

dlw 4/29

Encl.

INFORMATION

File No. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Box 7827, SE-103 97 STOCKHOLM
Tel +46 8 788 51 00. Fax +46 8 678 81 30
www.sca.com

SCA

Interim Report | 1 January – 31 March 2002

	02:1	01:1		01:4
Earnings per share, SEK[1]	5.89	5.68		6.26
Cash flow from current operations per share, SEK[1]	6.83	6.15		15.22
Net sales, SEK M	21,015	18,522		21,509
Earnings after financial items, SEK M	1,967	1,963		2,112
Net earnings, SEK M	1,365	1,323		1,452

[1] *Adjusted historically to reflect new issue of 1.8 million shares in 2001 for stock option program (see page 9).*

Compared with first quarter of 2001

- Earnings per share improved by 4%.
- Cash flow from current operations per share rose 11%.
- Operating profit for Hygiene Products operations increased 50%, while corresponding profit for Packaging and Forest Products declined 14% and 30%, respectively.
- The operating margin for Hygiene Products improved by 2 percentage points.

Compared with fourth quarter of 2001

- Earnings by Hygiene Products were on level with the fourth quarter, while earnings by Packaging and Forest Products were down 5% and 31%, respectively.

Expansion through acquisitions

- Hygiene acquisition in Italy and acquisition of North American packaging operations strengthened the Group's position and will generate an increase of 5% in sales on an annual basis.

NET SALES AND EARNINGS

Earnings per share increased 4% to SEK 5.89 (5.68), corresponding to net earnings totaling SEK 1,365 M (1,323).

CartoInvest, the Italian tissue company, is not included in first quarter net sales and earnings. However, payment for the company was made at the end of March and, accordingly, a preliminary acquisition balance sheet is included in the consolidated balance sheet.

Consolidated net sales amounted to SEK 21,015 M (18,522), an increase of 13% compared with the year-earlier period. Of this increase, 12 percentage points are attributable to acquired companies, while higher volumes and changes in the product mix accounted for 2 percentage points. Lower prices reduced net sales by 5%. Currency movements increased consolidated net sales by 4%.

Group operating profit amounted to SEK 2,220 M (2,213), largely unchanged compared with operating profit in the first quarter of 2001. The operating profit for Hygiene Products amounted to SEK 1,283 M (858), an increase of 50%. Operating profit for Packaging declined 14% to SEK 738 M (858), and the operating profit of Forest Products amounted to SEK 532 M (760), a decline of 30%.

Financial items amounted to an expense of SEK 253 M (expense: 250). Higher average net debt as a result of company acquisitions was offset by lower interest rates.

Group earnings after financial items amounted to SEK 1,967 M (1,963), virtually unchanged from the year-earlier period. Positive effects of currency movements, which offset lower prices quoted in SEK within Forest Products, increased the Group's profit by 6%. The gross margin was 17.7% (18.7), and the operating margin after goodwill amortization amounted to 10.6% (12.0). The decline was due to lower operating profit by Packaging and Forest Products.

Return on shareholders' equity was 13% (14), and return on capital employed was 13% (15).

Comparison with the fourth quarter of 2001

Consolidated earnings per share declined 6% compared with the preceding quarter to SEK 5.89 (6.26). The operating profit of Hygiene Products increased 4%, while earnings for Packaging and Forest Products declined 5% and 31%, respectively. Currency movements had marginal effects on Group earnings.

Within hygiene operations, earnings attributable to Consumer Products declined as a result of raw materials-driven price pressure, while AFH and incontinence products showed increased earnings of 13% as a result of favorable volume and price effects. The operating profit from Packaging operations declined as a result of lower prices, while the decline in earnings by Forest Products was due to lower prices and volumes for publication papers.

The improvement in financial items, which amounted to an expense of SEK 253 M (expense: 340), was attributable to the impact of lower interest rates and lower average net debt as a result of strong cash flow toward year-end 2001.

EARNINGS ANALYSIS

SEK M	02:1	01:1		01:4
Hygiene Products	1,283	858		1,240
Packaging	738	858		777
Forest Products	532	760		776
Other	-59	-58		-60
Operating profit, before goodwill amortization	**2,494**	**2,418**		**2,733**
Goodwill amortization	-274	-205		-281
Operating profit	**2,220**	**2,213**		**2,452**
Financial items	-253	-250		-340
Earnings after financial items	**1,967**	**1,963**		**2,112**
Tax	-590	-625		-650
Minority interest	-12	-15		-10
Net earnings	**1,365**	**1,323**		**1,452**
Earnings per share, SEK	5.89	5.68		6.26

CASH FLOW

Cash flow from current operations, defined as cash flow before strategic investments and dividends, amounted to SEK 1,585 M (1,435), or SEK 6.83 (6.15) per share, an improvement of 11%.

The operating cash surplus rose 10% to SEK 3,763 M (3,436), corresponding to 18% (19) of net sales. Net current capital expenditures during the period amounted to SEK 549 M (498). Working capital increased by SEK 667 M (769). Operating cash flow amounted to SEK 2,577 M (2,095) and free cash flow totaled SEK 1,838 M (1,823).

Company acquisitions amounted to SEK 4,800 M (11,238), of which SEK 4,400 M was attributable to the acquisition of CartoInvest of Italy, with the remaining SEK 400 M attributable to acquisitions of North American packaging companies. Strategic capital expenditures in plant and machinery amounted to SEK 407 M (177).

Comparison with the fourth quarter of 2001

Compared with the fourth quarter of 2001, cash flow from current operations during the first quarter declined SEK 1,949 M to SEK 1,585 M (3,534). The decline was due mainly to changes in working capital, which decreased by a full SEK 1,772 M in the fourth quarter 2001 and increased by SEK 667 M in the first quarter 2002.

CASH FLOW ANALYSIS

SEK M	02:1	01:1		01:4
Net sales	21,015	18,522		21,509
Operating cash surplus	**3,763**	**3,436**		**4,070**
% of net sales	*18*	*19*		*19*
Current capital expenditures, net	-549	-498		-1,130
% of net sales	*3*	*3*		*5*
Change in working capital	-667	-769		1,772
Other operating cash flow changes	30	-74		-164
Operating cash flow	**2,577**	**2,095**		**4,548**
Tax payment etc[1]	-739	-272		-1,042
Free cash flow	**1,838**	**1,823**		**3,506**
Per share, SEK[2]	*7.91*	*7.81*		*15.11*
Interest payment after taxes	-253	-388		28
Cash flow from current operations	**1,585**	**1,435**		**3,534**
Per share, SEK[2]	*6.83*	*6.15*		*15.22*
Strategic investments and divestments	-5,207	-11,415		-2,524
Cash flow before dividend	**-3,622**	**-9,980**		**1,010**

[1] *Tax attributable to operating profit.*
[2] *Adjusted historically to reflect new issue of 1.8 million shares in 2001 for stock option program (see page 9).*

FINANCING

Net debt amounted to SEK 26,530 M, an increase of SEK 2,669 M since year-end 2001. The change was due primarily to the acquisition of CartoInvest of Italy and other strategic investments, which created an outflow of SEK 5,207 M. Net debt was affected favorably by cash flow from current operations amounting to SEK 1,585 M and currency effects totaling SEK 1,127 M resulting from a stronger SEK. Net debt increased by SEK 174 M as a result of a change in the definition of net debt[1]. A negative effect on shareholders' equity amounting to SEK 1,156 M was generated during the quarter as a consequence of currency movements and the Group's hedging technique for currency translation exposure. However, with due consideration for the increase in net earnings during the period, shareholders' equity increased by SEK 209 M to SEK 46,192 M.

The debt/equity ratio amounted to 0.57 (0.64). The interest coverage multiple was 8.8 (8.9).

[1] See page 7, heading "Other," changed definition of net debt.

HYGIENE PRODUCTS BUSINESS AREA

SEK M		02:1	01:1		01:4
Net sales		10,686	8,586		10,668
Operating surplus		1,859	1,270		1,863
Operating profit		1,283	858		1,240
Operating surplus margin, %		17	15		17
Operating margin, %		12	10		12
Volume growth, %					
Consumer Products	0.8[1]	1.9[2]	-0.5[1]		0.4[1]
AFH and Incontinence products	4.6[1]	55.4[2]	-0.6[1]		0.5[1]

[1] *Compared with the immediately preceding quarter.*
[2] *Compared with corresponding period previous year.*

See also additional information on pages 17-19.

Net sales amounted to SEK 10,686 M (8,586), an increase of 24% compared with the year-earlier period. Most of the increase, 17 percentage points, was attributable to the North American acquisitions, which were not consolidated until after the close of the first quarter of 2001. Organic growth, primarily within incontinence operations, accounted for 4% of the increase in sales. Some raw materials-driven price adjustments in tissue operations accounted for 2% of the decrease. Currency movements increased sales by 5%.

Operating profit rose 50% to SEK 1,283 M (858). Most of the increase was attributable to acquired companies and higher volumes, combined with lower raw materials and distribution costs. Currency movements had only marginal effects. All product segments reported improved operating profit, and the operating margin for the business area as a whole rose 2 percentage points.

Compared with the fourth quarter of 2001, operating profit increased to SEK 1,283 M (1,240). Effects of currency movements on earnings were marginal. The increase was attributable to higher volumes and lower costs for input goods. The effects of these factors, however, were offset, by increased costs for the launch of new products. Continued volume recovery was noted in North American tissue operations.

Consumer Products

Operating profit from Consumer Products rose 44% to SEK 673 M (467) and the operating margin, in turn, increased 4 percentage points. Lower raw material and distribution costs and a modest increase in volumes contributed to the earnings improvement, which was offset, however, by some price pressure on tissue and increased costs for new product launches. Furthermore, the effects of lower raw material costs were limited by trends for USD. Baby diapers continue to show increased volumes and better margins; the effects of structural changes, changes in technologies and investments in retailers brands are now becoming more pronounced.

Compared with the fourth quarter of 2001, operating profit declined to SEK 673 M (699) due to seasonal variations in the tissue segment.

AFH and Incontinence products

Operating profit attributable to AFH and incontinence products amounted to SEK 610 M (391), an increase of 56% compared with the first quarter of 2001. In addition to acquisitions in North America, the improvement in earnings was attributable to lower raw materials costs in both product areas. Volume growth in the incontinence segment remained strong at 10%, and investments in new product launches increased.

Compared with the fourth quarter of 2001, operating profit rose 13% to SEK 610 M (541). The improvement was attributable to higher volumes for tissue both in North America and Europe and continued strong volume growth for incontinence products.

PACKAGING BUSINESS AREA

SEK M	02:1	01:1		01:4
Net sales	7,340	6,887		7,400
Operating surplus	1,130	1,212		1,177
Operating profit	738	858		777
Operating surplus margin, %[1]	15	18		16
Operating margin, %[1]	10	13		11
Production				
Liner products, kton	628	648		567
Deliveries				
Liner products, kton	628	645		571
Corrugated board, Mm^2	988[2]	1,017[2]		956[2]

[1] *Adjusted for external linerboard trading, the margin rises by about 2 percentage points.*
[2] *Volumes do not include volumes from protective packaging and other value-added segments.*

Net sales for the period amounted to SEK 7,340 M (6,887), an increase of 7%. The increase was primarily attributable to acquired companies, which accounted for 11 percentage points, while economic-related price and volume effects reduced net sales by 7%. Currency movements increased net sales by 3%.

Operating profit amounted to SEK 738 M (858), a decline of 14%. Operating profit was affected negatively by lower prices in particular and lower volumes for corrugated board packaging. A corresponding volume decline was also noted for liner and other corrugated board raw materials, and production operations were adjusted to demand. Lower prices and the decline in volumes, including costs for curtailments, reduced earnings by 25% and 10%, respectively. Acquired companies accounted for a positive contribution of 7 percentage points, and lower costs for raw materials accounted for 10 percentage points. Currency movements increased operating profit by 4%.

Compared with the fourth quarter of 2001, the operating profit declined SEK 39 M to SEK 738 M (777). Continued price pressure on converted products and increased energy costs were offset by favorable effects of a seasonal increase in volumes. Despite an increase in liner production, the business area's liner activities were characterized by continued curtailments also during the first quarter. Some discernible signs of volume improvement have been noted in the North American operations, with an increase in the order backlog during March. The restructuring program that was started in Europe and the US during the autumn is proceeding according to plan and is expected to generate gradual favorable effects during 2002. Currency effects were marginal, compared with Q4 2001.

FOREST PRODUCTS BUSINESS AREA

SEK M	02:1	01:1		01:4
Net sales	3,317	3,382		3,621
Operating surplus	786	1,033		1,068
Operating profit	532	760		776
Operating surplus margin, %	24	31		29
Operating margin, %	16	22		21
Production				
Publication papers, kton	294	316		309
Solid wood products, km³	171	154		185
Deliveries				
Publication papers, kton	284	297		318
Solid wood products, km³	165	171		160

See also additional information on pages 17-19.

Net sales of Forest Products business area declined 2% to SEK 3,317 M (3,382). The decline was due mainly to lower prices. Currency movements increased sales by 3%.

Operating profit amounted to SEK 532 M (760), a decline of 30%. Operating profit from publication paper operations declined, primarily as a result of reduced prices, lower deliveries and lower capacity utilization. Pulp operations showed a decline in earnings due to lower prices. Some of the decline in operating profit was offset by currency movements, which created positive effects on earnings of 14%.

Compared with the fourth quarter of 2001, operating profit was down 31% due to lower prices and volumes for publication papers. Currency effects were marginal, compared with Q4 2001.

Publication papers

Operating profit from publication paper operations amounted to SEK 277 M (380), a decline of 27%. The sharp decline was due mainly to renegotiated prices. In addition, volumes were marginally lower and costs for chemicals and energy were higher, compared with the first quarter of 2001. Currency movements increased earnings by 15%. The market for SC paper was relatively stable, while the demand for newsprint, and particularly for LWC paper, was weak. Production in publication paper operations was adjusted to demand during the period.

The decline in operating profit during the first quarter, compared with the fourth quarter of 2001, amounted to 44%. The decline in earnings was due mainly to lower prices and lower volumes.

Pulp, timber and solid wood products

Operating profit amounted to SEK 255 M (380), a decline of 33% compared with the year-earlier period. The decline was due to lower earnings from pulp operations, while forestry and solid wood operations reported improved earnings.

Compared with the fourth quarter of 2001, the operating profit was down 10%, due mainly to lower pulp prices and higher costs for raw materials. Sawmill operations continued to show favorable development, while earnings from forestry operations were down slightly, compared with the fourth quarter of 2001.

GOODWILL

Consolidated goodwill increased to SEK 17,650 M (14,674), mainly as a result of the acquisition of CartoInvest of Italy. According to a preliminary acquisition analysis, CartoInvest accounted for SEK 2,000 M, which also includes goodwill attributable to planned provisions for structural changes. Goodwill is amortized over 20 years. Goodwill amortization by business areas is presented on pages 12 and 18.

Excluding goodwill amortization, the Group achieved the following results:

SEK M	02:1	01:1		01:4
Operating profit	2,494	2,418		2,733
Earnings after financial items	2,241	2,168		2,393
Net earnings	1,623	1,526		1,717
Earnings per share, SEK	7.00	6.55		7.40

PERSONNEL

The number of SCA Group employees at the close of the period was 41,618, compared with 38,639 at the close of the first quarter of 2001. The increase was attributable to acquired companies, including CartoInvest.

MARKET OUTLOOK

Demand for the Group's consumer-oriented products remained strong in the beginning of 2002, but some price pressure partly driven by raw materials costs has been noted for tissue products in the consumer segment. Volume growth has been weaker for product areas that are dependent on the industrial sector, and sales still do not reflect any clear signs of an economic turnaround. It should be noted, however, that demand for converted packaging products has remained relatively stable, while prices for packaging raw materials are believed to have bottomed out and global demand for recovered paper is increasing. A general improvement in advertising trends is needed before significant improvements can be expected in publication paper operations.

Market anticipations in North America of improvements in general economic conditions during the third quarter could create significant effects on demand for the Group's packaging and tissue products. Favorable effects from the volume recovery in the US toward year-end 2001, which were noted in SCA's operations during the first quarter, are expected to continue throughout the remainder of the year.

OTHER

The SCA Group's interim report was prepared in accordance with the recommendations of the Swedish Financial Accounting Standards Council.

Effective January 1, 2002, the Group has changed its definition of net debt to include accrued interest expense and revenues, SEK 184 M, which were previously included in capital employed.

During the first quarter, SCA also established a euro Medium Term Note program, under which issuance is planned later in the year. The framework amount of the program is EUR 1,500 M.

The Group's two-year employee stock options program for senior executives and key personnel, which was approved by the Annual General Meeting in 2001, will be completed during May/June with the second year's options issue of approximately 930,000 options.

SHARE DISTRIBUTION

02-03-31	Series A	Series B	Total
Registered number of shares	42,795,405	189,406,150	232,201,555
Of which treasury shares	-	(1,800,000)	(1,800,000)
Unconverted debenture loans	-	1,169,908	1,169,908
Outstanding warrants	-	1,741,206	1,741,206
Total after full conversion	**42,795,405**	**192,317,264**	**235,112,669**

During the first quarter, 2,991,722 A shares were converted to B shares. At the end of the quarter, consequently, the percentage of A shares had declined from 19.7% to 18.4%. The conversion of shares occurred at the request of the affected shareholders pursuant to the conversion clause that was added to the Articles of Association in 1999.

Calculated in accordance with the recommendations of the Swedish Financial Accounting Standards Council, the effects of outstanding convertible debenture and options programs amount to a maximum dilution of 0.8%, which was taken into consideration when calculating earnings per share for the period.

Stockholm, April 26, 2002
SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)

Jan Åström
President and CEO

This report has not been examined by the company's auditors.

The interim report for the period January 1 – June 30, 2002 will be published on July 30, 2002.

Copies of the Interim Report are available at SCA U.K. Holdings Limited, SCA Packaging House, 543, New Hythe Lane, Aylesford, Kent ME20 7PE, attention, Tony Staples, telephone 0044 1622 883 025.

STATEMENT OF EARNINGS

	02:1	01:1	01 :4
	SEK M	SEK M	SEK M
Net sales	21,015	18,522	21,509
Operating expenses	-17,294	-15,063	-17,452
Operating surplus	**3,721**	**3,459**	**4,057**
Depreciation according to plan, properties and plant	-1,270	-1,037	-1,323
Goodwill amortization	-274	-205	-281
Share in earnings of associated companies	43	-4	-1
Operating profit	**2,220**	**2,213**	**2,452**
Financial items	-253	-250	-340
Earnings after financial items	**1,967**	**1,963**	**2,112**
Income taxes	-590	-625	-650
Minority interest	-12	-15	-10
Net earnings	**1,365**	**1,323**	**1,452**
Earnings per share, SEK[1]			
- before dilution effects	**5.92**	**5.70**	**6.30**
- after dilution effects	**5.89**	**5.68**	**6.26**
Operating margin	**11%**	**12%**	**11 %**
Return on shareholders' equity	**13%**	**14%**	**13 %**
Return on capital employed	**13%**	**15%**	**14 %**

[1] Adjusted historically in accordance with the Swedish Financial Accounting Standards Council's recommendations. The new issue of 1.8 million shares in 2001 for stock option purposes taken into account. The issue was carried out on 18 May 2001 and the repurchase of these shares was effected on 6 June 2001.

Net earnings	1,365.0	1,323.0	1,452.0
Interest on convertible debentures	1.5	1.5	1.5
Adjusted net earnings	1,366.5	1,324.5	1,453.5
Average number of shares before dilution	230.4	232.0	231.0
Employee convertibles	1.1	1.1	1.1
Outstanding warrants	0.7	0.2	0.4
Average number of shares after dilution	232.2	233.3	232.5

STATEMENT OF EARNINGS

	02 :1	01 :1	01 :4
	EUR[1] M	EUR[2] M	EUR[3] M
Net sales	2,294	2,060	2,329
Operating expenses	-1,888	-1,677	-1,890
Operating surplus	**406**	**383**	**439**
Depreciation according to plan, properties and plant	-139	-115	-143
Goodwill amortization	-30	-23	-31
Share in earnings of associated companies	5	0	0
Operating profit	**242**	**245**	**265**
Financial items	-28	-28	-37
Earnings after financial items	**214**	**217**	**228**
Income taxes	-64	-69	-70
Minority interest	-1	-2	-1
Net earnings	**149**	**146**	**157**

[1] The average exchange rate of 9.16 was applied in translation to EUR
[2] The average exchange rate of 8.99 was applied in translation to EUR
[3] The average exchange rate of 9.24 was applied in translation to EUR.

Business areas

NET SALES

1 January – 31 March

SEK M	2002	2001
Hygiene Products	**10,686**	8,586
Consumer products	5,160	5,041
AFH and Incontinence products	5,526	3,545
Packaging	**7,340**	6,887
Forest Products	**3,317**	3,382
Publication paper	1,651	1,860
Pulp, timber and solid wood products	1,666	1,522
Other operations	**383**	425
Intra-group deliveries	**-711**	-758
Total net sales	**21,015**	18,522

OPERATING SURPLUS

1 January – 31 March

SEK M	2002	2001
Hygiene Products	**1,859**	1,270
Consumer products	973	743
AFH and Incontinence products	886	527
Packaging	**1,130**	1,212
Forest Products	**786**	1,033
Publication paper	468	566
Pulp, timber and solid wood products	318	467
Other operations	**-54**	-56
Total operating surplus	**3,721**	3,459

OPERATING PROFIT

1 January – 31 March

SEK M	2002	2001
Hygiene Products	**1,283**	858
Consumer products	673	467
AFH and Incontinence products	610	391
Packaging	**738**	858
Forest Products	**532**	760
Publication paper	277	380
Pulp, timber and solid wood products	255	380
Other operations	-59	-58
Operating profit, before goodwill amortization	**2,494**	2,418
Goodwill amortization[1]	-274	-205
Total operating profit	**2,220**	2,213

[1] Goodwill amortization:	2002	2001
Hygiene Products	98	55
Packaging	92	67
Common	84	83
Group	**274**	205

OPERATING SURPLUS MARGIN

1 January – 31 March

SEK M	2002	2001
Hygiene Products	**17**	15
Consumer products	19	15
AFH and Incontinence products	16	15
Packaging	**15**	18
Forest Products	**24**	31
Publication paper	28	30
Pulp, timber and solid wood products	19	31

OPERATING MARGIN, excluding goodwill amortizations

1 January – 31 March

SEK M	2002	2001
Hygiene Products	**12**	10
Consumer products	13	9
AFH and Incontinence products	11	11
Packaging	**10**	13
Forest Products	**16**	22
Publication paper	17	20
Pulp, timber and solid wood products	15	25

BALANCE SHEET

	2002-03-31		2001-12-31	
	SEK M	EUR M[1]	SEK M	EUR M[1]
Assets				
Goodwill	17,626	1,956	16,149	1,715
Other intangible assets	609	68	701	75
Tangible assets	56,804	6,303	56,980	6,052
Shares and participations	2,323	258	2,349	249
Long-term financial receivables	3,488	387	3,888	413
Other long-term receivables	803	89	788	84
Operating receivables and inventories	25,464	2,826	23,338	2,479
Short-term investments	400	44	406	43
Cash and bank balances	2,464	273	2,189	232
Total assets	**109,981**	12,204	**106,788**	11,342
Equity, provisions and liabilities				
Shareholders' equity[2]	46,192	5,126	45,983	4,884
Minority interests	693	77	736	78
Provisions for pensions	2,558	284	2,598	276
Other provisions	12,115	1,344	12,272	1,303
Interest-bearing debt	30,151	3,346	27,746	2,947
Operating liabilities and other noninterest-bearing debt	18,272	2,027	17,453	1,854
Total equity, provisions and liabilities	**109,981**	12,204	**106,788**	11,342

	2002-03-31	2001-12-31
Debt/equity ratio	**0,57 times**	0,51 times
Equity/assets	**43%**	44%

[1] *The closing date exchange rate of 9.01 (9.42) was applied in translation to EUR.*

[2] *Additional information, change in shareholders' equity, SEK M.*

	Jan–Mar 2002	Jan–Mar 2001
Shareholders' equity, 1 January	45,983	39,898
Translation differences	-1,631	1,292
Exchange-rate differences on hedging instruments	475	-373
Dividend	-	-
Net earnings for the period	1,365	1,323
Shareholders' equity, 31 March	**46,192**	**42,140**

CASH FLOW ANALYSIS

1 January – 31 March

SEK M	2002	2001
Operating cash surplus	3,763	3,436
Changes in working capital	-667	-769
Current capital expenditures, net	-549	-498
Other operating cash flow changes	30	-74
Operating cash flow	**2,577**	2,095
Financial items	-253	-250
Income taxes paid	-656	-190
Other	-83	-220
Cash flow from current operations	**1,585**	1,435
Strategic capital expenditures	-283	-129
Strategic structural expenditures	-124	-48
Company acquisitions	-4,800	-11,238
Cash flow before dividend	**-3,622**	-9,980
Dividend	-	-
Net cash flow[1]	**-3,622**	-9,980
Net debt at beginning of period	**-23,861**	-15,880
Net cash flow	-3,622	-9,980
Effect of changed definition of net debt[2]	-174	-
Currency effects	1,127	-1,770
Net debt at end of period	**-26,530**	-27,630
Debt payment capacity	**45%**	56%

[1] *Additional information:*

Net cash flow	**-3,622**	-9,980
Change in interest-bearing debt	3,808	9,732
Change in cash and bank balances	**186**	-248
Cash and bank balances at beginning of period	**2,189**	1,440
Change in cash and bank balances	186	-248
Currency effects on cash and bank balances	89	92
Cash and bank balances at end of period	**2,464**	1,284

[2] *See page 7, heading "Other," changed definition of net debt.*

Quarterly data

STATEMENT OF EARNINGS

Group

	2002	2001			
SEK M	I	IV	III	II	I
Net sales	**21,015**	21,509	20,793	21,556	18,522
Operating surplus	**3,721**	4,057	3,905	3,947	3,459
Depreciation according to plan, properties and plant	**-1,270**	-1,323	-1,260	-1,260	-1,037
Goodwill amortization	**-274**	-281	-258	-266	-205
Share in earnings of associated companies	**43**	-1	3	16	-4
Operating profit	**2,220**	2,452	2,390	2,437	2,213
Financial items	**-253**	-340	-392	-420	-250
Earnings after financial items	**1,967**	2,112	1,998	2,017	1,963
Income taxes	**-590**	-650	-578	-591	-625
Minority interest	**-12**	-10	-15	-19	-15
Net earnings	**1,365**	1,452	1,405	1,407	1,323
Earnings per share[1], SEK					
- before dilution effects	**5.92**	6.30	6.10	6.08	5.70
- after dilution effects	**5.89**	6.26	6.07	6.04	5.68

[1] Adjusted historically in accordance with the Swedish Financial Accounting Standards Council's recommendations. The new issue of 1.8 million shares in 2001 for stock option purposes taken into account. The issue was carried out on 18 May 2001 and the repurchase of these shares was effected on 6 June 2001

CASH FLOW ANALYSIS
Group

	2002	2001			
SEK M	I	IV	III	II	I
Operating cash surplus	**3,763**	4,070	3,909	3,995	3,436
Change in working capital	**-667**	1,772	689	775	-769
Current capital expenditures, net	**-549**	-1,130	-902	-949	-498
Other operating cash flow changes	**30**	-164	-5	51	-74
Operating cash flow	**2,577**	4,548	3,691	3,872	2,095
Financial items	**-253**	-340	-392	-420	-250
Income taxes paid	**-656**	-929	-425	-178	-190
Other	**-83**	255	17	115	-220
Cash flow from current operations	**1,585**	3,534	2,891	3,389	1,435
Strategic capital expenditures	**-283**	-658	-257	-425	-129
Strategic structural expenditures	**-124**	-286	-183	-250	-48
Company acquisitions	**-4,800**	-1,585	-110	-353	-11,238
Divestments	**-**	5	3	11	-
Cash flow before dividend	**-3,622**	1,010	2,344	2,372	-9,980
Dividend	**-**	-	-20	-1,786	-
Cash flow after dividend	**-3,622**	1,010	2,324	586	-9,980
New stock issue	-	-	-	18	-
Repurchasing of own stock	-	-	-	-18	-
Net cash flow	-3,622	1,010	2,324	586	-9,980

Quarterly data Business areas

NET SALES

	2002	2001			
SEK M	I	IV	III	II	I
Hygiene Products	**10,686**	10,668	10,580	10,963	8,586
Consumer products	5,160	5,366	5,341	5,206	5,041
AFH and Incontinence products	5,526	5,302	5,239	5,757	3,545
Packaging	**7,340**	7,400	7,284	7,659	6,887
Forest Products	**3,317**	3,621	3,257	3,296	3,382
Publication paper	1,651	2,125	1,955	1,910	1,860
Pulp, timber and solid wood products	1,666	1,496	1,302	1,386	1,522
Other operations	383	538	429	430	425
Intra-Group deliveries	-711	-718	-757	-792	-758
Total net sales	**21,015**	21,509	20,793	21,556	18,522

OPERATING SURPLUS

	2002	2001			
SEK M	I	IV	III	II	I
Hygiene Products	**1,859**	1,863	1,759	1,740	1,270
Consumer products	973	1,012	915	775	743
AFH and Incontinence products	886	851	844	965	527
Packaging	**1,130**	1,177	1,199	1,258	1,212
Forest Products	**786**	1,068	1,007	1,003	1,033
Publication paper	468	702	693	624	566
Pulp, timber and solid wood products	318	366	314	379	467
Other operations	-54	-51	-60	-54	-56
Total operating surplus	**3,721**	4,057	3,905	3,947	3,459

Quarterly data Business Areas

OPERATING PROFIT

	2002	2001			
SEK M	I	IV	III	II	I
Hygiene Products	**1,283**	1,240	1,200	1,175	858
Consumer products	673	699	611	492	467
AFH and Incontinence products	610	541	589	683	391
Packaging	**738**	777	800	851	858
Forest Products	**532**	776	710	730	760
Publication paper	277	494	480	464	380
Pulp, timber and solid wood products	255	282	230	266	380
Other operations	-59	-60	-62	-53	-58
Operating profit before goodwill amortization	2,494	2,733	2,648	2,703	2,418
Goodwill amortization[1]	**-274**	-281	-258	-266	-205
Total operating profit	**2,220**	2,452	2,390	2,437	2,213

[1] **Goodwill amortization:**

Hygiene Products	**98**	104	84	87	55
Packaging	**92**	94	87	94	67
Common	**84**	83	87	85	83
Group	**274**	281	258	266	205

OPERATING SURPLUS MARGINS

	2002	2001			
Percent	I	IV	III	II	I
Hygiene Products	17	17	17	16	15
Consumer products	19	19	17	15	15
AFH and Incontinence products	16	16	16	17	15
Packaging	15	16	16	16	18
Forest Products	24	29	31	30	31
Publication paper	28	33	35	33	30
Pulp, timber and solid wood products	19	24	24	27	31

OPERATING MARGINS, excluding goodwill amortization

	2002	2001			
Percent	I	IV	III	II	I
Hygiene Products	12	12	11	11	10
Consumer products	13	13	11	9	9
AFH and Incontinence products	11	10	11	12	11
Packaging	10	11	11	11	13
Forest Products	16	21	22	22	22
Publication paper	17	23	25	24	20
Pulp, timber and solid wood products	15	19	18	19	25

Group data

MARGINS

1 January – 31 March

Percent	2002	2001
Operating surplus margin	17.7	18.7
Operating margin, excl. goodwill amortization	11.9	13.1
Operating margin	10.6	12.0
Financial net margin	-1.2	-1.4
Profit margin	9.4	10.6
Tax and minority	-2.9	-3.5
Net margin	6.5	7.1

MARGINS – quarterly data

	2002	2001			
Percent	I	IV	III	II	I
Operating surplus margin	17.7	18.9	18.8	18.3	18.7
Operating margin, excl. goodwill amortization	11.9	12.7	12.7	12.5	13.1
Operating margin	10.6	11.4	11.5	11.3	12.0
Financial net margin	-1.2	-1.6	-1.9	-2.0	-1.4
Profit margin	9.4	9.8	9.6	9.3	10.6
Tax and minority	-2.9	-3.0	-2.8	-2.8	-3.5
Net margin	6.5	6.8	6.8	6.5	7.1

FIVE-YEAR SUMMARY

Full year	2001	2000[1]	1999[1]	1998[1]	1997[1]
Earnings after financial items, SEK M	8,090	9,327	5,521	5,169	4,457
Earnings per share, SEK	24.05	30.64	16.73	16.03	13.11
Earnings per share, excluding goodwill amortization, SEK	28.40	33.76	19.52	17.96	14.87
Debt/equity ratio, times	0.51	0.39	0.69	0.83	0.85
Return on capital employed, %	14	18	12	14	12
Return on shareholders' equity, %	13	20	12	13	12

[1] *Adjusted historically to reflect new issues.*

Press conference

SCA's interim report for the period 1 January-31 March 2002 will be published on April 26, 2002. The press release will be sent out around noon CET. A press conference will be held in Stockholm, where Jan Åström, President and CEO, will present the results.

Time: 13:30 CET
Venue: Salén Konferenser, Aulan, Norrlandsgatan 15, Stockholm

Telefone conference

The telephone conference will be held on April 26, 2002, at 15:30 CET, where Jan Åström will comment on the results. To participate, please call Genesys Conferencing at the number below at least 5 minutes prior to the conference call.

Dial-in number UK	**+44 (0) 20 8240 8245**	**quote: SCA**
Dial-in number US	**+1 952 556 2829**	**quote: SCA**

The interim report and the slide presentation will be available at **www.sca.com**/Investors. The telephone conference will be broadcasted live over the Internet (listen-only). Requirements: Windows Media Player or Real Player. Later the same day an on-demand version of the telephone conference will be available on our web site.

For further information, please contact:

Jan Åström, President and CEO, +46 8 788 51 25
Peter Nyquist, Vice President, Communications and Investor Relations, +46 8 788 52 34